EXHIBIT 3.1

CERTIFICATE OF DESIGNATIONS

OF RIGHTS, POWERS, PREFERENCES,

PRIVILEGES AND RESTRICTIONS OF

SERIES A CONVERTIBLE PREFERRED STOCK OF

CYBER APP SOLUTIONS CORP.

Cyber App Solutions Corp. (the “Corporation”), a corporation organized and existing under the Nevada Revised Statutes (the “NRS”), hereby certifies that the following resolutions were adopted by the Board of Directors of the Corporation (the “Board of Directors”) pursuant to the authority of the Board of Directors on July 30, 2024.

WHEREAS, that the Corporation’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”), provides for a class of its authorized stock known as Preferred Stock (“Preferred Stock”), and authorizes 50,000,000 shares thereof issuable from time to time in one or more series;

WHEREAS, the Board of Directors is authorized to fix the rights, powers, privileges, preferences and restrictions of any unissued series of Preferred Stock and the number of authorized shares constituting any such series; and

WHEREAS, pursuant to this authority, the Board of Directors wishes to: (i) authorize and establish the Corporation’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”), (ii) fix the rights, powers, privileges, preferences, restrictions and other matters relating thereto, and (iii) authorize the issuance of shares thereof;

NOW THEREFORE, BE IT RESOLVED, that pursuant to the authority granted to the Board of Directors in accordance with the provisions of the Certificate of Incorporation, and intending to authorize and establish the Series A Preferred Stock and fix the rights, powers, privileges, preferences, restrictions and other matters relating thereto the Board of Directors hereby authorizes the following:

1. Designation and Amount. The Preferred Stock designated under this Certificate of Designations, Preferences and Rights (this “Certificate of Designations”) are hereby designated as Series A Convertible Preferred Stock, and the number of shares constituting the Series A Preferred Stock shall be 80,000 shares (“Series A Shares”).

2. Maturity. The Series A Preferred Stock will not be subject to any sinking fund or mandatory redemption and will remain outstanding two years from the effective date of this agreement unless and until (x) converted pursuant to Section 6 or (y) the Corporation repurchases all of the Series A Shares from the holder(s) thereof.

3. Ranking. The Series A Preferred Stock will rank, with respect to rights to the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation: (i) senior to the Corporation’s Common Stock, par value $0.001 per share (“Common Stock”); (ii) on parity with all Preferred Stock of the Corporation with terms specifically providing that such Preferred Stock rank on parity with the Series A Preferred Stock with respect to rights to the distribution of assets upon any liquidation, dissolution or winding up of the Corporation; and (iii) junior to new issues of Preferred Stock of the Corporation with terms specifically providing that such Preferred Stock rank senior to the Series A Preferred Stock with respect to rights to the distribution of assets upon any liquidation, dissolution or winding up of the Corporation.

4. Dividends. Holders of shares of the Series A Preferred Stock are entitled to receive, on each Dividend Payment Date, whether or not declared, set aside for payment or otherwise authorized by the Board of Directors, payment-in-kind dividends payable to the holder(s) of Series A Preferred Stock only in additional shares of Series A Preferred Stock (“PIK Dividends”) at the annual rate 0.1 per outstanding Series A Share (equivalent to 10% per annum per Series A Share) (the “Annual Dividend Rate”). Such PIK Dividends: (i) shall accrue on the outstanding Series A Preferred Shares commencing on the Original Issue Date, and (ii) shall be payable to the holders of record of outstanding Series A Shares as they appear on the relevant Dividend Record Date(s); provided that PIK Dividends accrued and payable on any day that is not a Dividend Payment Date (by reason of Conversion, repurchase or distribution of assets upon liquidation, dissolution or winding up of the Corporation) shall be prorated by multiplying the Annual Dividend Rate by a fraction, the numerator of which is the number of days from the Original Issue Date to the date of Conversion, repurchase or distribution of assets (as the case may be). For the avoidance of doubt, all Series A Share issued or issuable as PIK Dividends paid or required to be paid on any Dividend Payment Date shall thereafter for all purposes hereunder constitute outstanding Series A Shares and shall thereupon (without limiting any of the other rights, powers, privileges and preferences of the Series A Preferred Stock) accrue PIK Dividends hereunder.

5. Liquidation.

(a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock will be entitled to be paid out of the assets the Corporation has legally available for distribution to its shareholders, subject to the preferential rights of the holders of any class or series of Preferred Stock of the Corporation ranking senior to the Series A Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding up, an amount equal to the Liquidation Preference of the Series A Preferred Stock before any distribution of assets is made to holders of Common Stock or any other class or series of Preferred Stock of the Corporation that ranks junior to the Series A Preferred Stock as to liquidation rights. The Liquidation Preference shall be proportionately adjusted in the event of a stock split, stock combination or similar event so that the aggregate liquidation preference allocable to all outstanding shares of Series A Preferred Stock immediately prior to such event is the same immediately after giving effect to such event.

(b) In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Corporation are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series A Preferred Stock and the corresponding amounts payable on all shares of other classes or series of Preferred Stock of the Corporation ranking on a parity with the Series A Preferred Stock in the distribution of assets, then the holders of the Series A Preferred Stock and all other such classes or series of Preferred Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

(c) Holders of Series A Preferred Stock will be entitled to written notice of any liquidation, dissolution or winding up no fewer than 30 days and no more than 60 days prior to the payment date. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of the remaining assets of the Corporation.

6. Conversion.

(a) Conversion.

(i) On any date following the Original Issue Date, holders of outstanding shares of Series A Preferred Stock shall have the right, at each holder’s option, to convert their Series A Shares, in whole or in part, into Conversion Shares by following the mechanics of conversion set forth in below in this Section 6.

(ii) On any date following the Original Issue Date, all outstanding shares of Series A Preferred Stock shall automatically be converted into Conversion Shares in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act, resulting in gross proceeds to the Corporation of at least $40,000,000 (a “Qualified Public Offering”).

(iii) On any date following the Original Issue Date, all outstanding shares of Series A Preferred Stock shall automatically be converted into Conversion Shares at the close of the first Trading Day (“Common Stock Uplisting Conversion Date”) upon a Common Stock Uplisting (as defined below).

(b) Mechanics of Conversion.

(i) Conversion Notice; Acceptance/Rejection. At least seven (7) calendar days prior to the effective date of a Common Stock Uplisting, the Corporation will provide the holders of the Series A Preferred Stock with written notice of such Common Stock Uplisting. A holder wishing to effect a Conversion of their Series A Shares, in whole or in part, and whether prior to, upon or after a Common Stock Uplisting, shall deliver to the Corporation written request, which may be by email, to convert such holder’s Series A Shares pursuant to this Section 6 (a “Conversion Request”), including the Conversion Amount, and within two (2) Business Days after its receipt of a Conversion Request the Corporation shall accept the Conversion Request. Upon Conversion of the entire Conversion Amount of a holder’s Series A Shares, such holder shall surrender to the Corporation the original stock certificate(s), if any, or provide notice to the effect that such certificate(s) have been lost, stolen or destroyed.

(ii) Delivery of Conversion Shares Upon Conversion. Not later than three (3) Trading Days after the Conversion Date (the “Share Delivery Date”), the Corporation shall deliver, or cause to be delivered, to the holder(s) of converted Series A Shares their Conversion Shares.

(iii) Failure to Deliver Conversion Shares. If, in the case of any Conversion, the Conversion Shares are not delivered to or as directed by the applicable holder(s) of Series A Shares by the Share Delivery Date, such holder(s) shall be entitled to elect by written notice to the Corporation at any time on or before its receipt of such Conversion Shares to rescind such Conversion, in which event the Corporation shall promptly return to such holder(s) any original certificate(s) representing Series A Shares delivered to the Corporation and such holder(s) shall promptly return to the Corporation the Conversion Shares (if any) issued to such holder(s) in the rescinded.

(iv) Obligation Absolute; Partial Liquidated Damages. The Corporation’s obligations to issue and deliver the Conversion Shares upon conversion of Series A Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the holder(s) of Series A Shares to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any set off, counter claim, recoupment, limitation or termination, or any breach or alleged breach by the holder(s) of Series A Shares or any other Person of any obligation to the Corporation or any violation or alleged violation of law by the holder(s) of Series A Shares or any other Person (unless the Conversion would violate any law applicable to the Corporation), and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to the holder(s) of Series A Shares in connection with the issuance of such Conversion Shares; provided, however, that such delivery shall not operate as a waiver by the Corporation of any such action the Corporation may have against the holder(s) of Series A Shares. In the event any holder of Series A Shares elect to effect any Conversion hereunder, the Corporation may not refuse conversion based on any claim that the holder(s) of Series A Shares or anyone associated or affiliated with the holder(s) of Series A Shares has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to holder(s), restraining and or enjoining conversion of all or part of the Series A Preferred Stock shall have been sought and obtained, and the Corporation posts a surety bond for the benefit of the holder(s) thereof in the amount of 150% of the Liquidation Preference of the Series A Shares subject to the injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to the holder(s) of Series A Shares to the extent it or they obtain judgment. In the absence of such injunction, the Corporation shall issue Conversion Shares upon a properly effected Conversion. If the Corporation fails for any reason to deliver to any holder of Series A Shares their Conversion Shares pursuant to this Section 6(b) by the Share Delivery Date, the Corporation shall pay to the affected holder(s) of Series A Shares, in cash, as liquidated damages and not as a penalty, for each whole Series A Share being converted, $10 per Trading Day (increasing to $20 per Trading Day on the fifth (5th) Trading Day after such liquidated damages begin to accrue) for each Trading Day after such Share Delivery

Date until such Conversion Shares are delivered or such holder(s) rescind such conversion. Nothing herein shall prohibit the holder(s) of Series A Shares from seeking to enforce damages under applicable law.

(v) Reservation of Shares Issuable Upon Conversion. The Corporation will at all times reserve and keep available, out of its authorized and unissued shares of Common Stock, the Required Minimum number of shares of Common Stock to satisfy a full Conversion of the Series A Preferred Stock, free from preemptive rights or any other actual contingent purchase rights of Persons. All shares of Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable and, if a registration statement covering the resale of the Conversion Shares is then effective under the Securities Act, shall be registered for public resale in accordance with such registration statement.

(vi) Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the Conversion of Series A Shares. As to any fraction of a share which the holder(s) of Series A Shares would otherwise be entitled to purchase upon Conversion, the Corporation shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole share of Common Stock.

(vii) Transfer Taxes and Expenses. The issuance of Conversion Shares upon Conversion of Series A Shares shall be made without charge to the holder(s) of Series A Shares hereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such Conversion Shares, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such Conversion Shares upon conversion in a name other than that of the holder(s) of Series A Shares of so converted, and the Corporation shall not be required to issue or deliver such Conversion Shares unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid. The Corporation shall pay all transfer agent fees required for same-day processing of any conversion and all fees to the Depository Trust Corporation (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Conversion Shares. The Corporation shall pay all attorney fees required for the issuance of attorney legal opinions for removal of restrictive legends on Conversion Shares.

(c) Holders’ Conversion Limitations. No holder of Series A Shares shall have the right to effect any Conversion of Series A Shares, to the extent that after giving effect to such Conversion, such holder (together with such holder’s Affiliates, and any other Persons acting as a group together with such holder any of such holder’s Affiliates (such Persons, “Attribution Parties”)) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by the holder of Series A Shares and its Affiliates and Attribution Parties shall include the number of shares of Common Stock issuable upon Conversion of Series A Shares with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon: (i) conversion of the remaining, unconverted Conversion Amount of Series A Shares beneficially owned by the holder or any of its Affiliates or Attribution Parties, if any, and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the holder of Series A Shares or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 6(c), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent that the limitation contained in this Section 6(c) applies, the determination of whether Series A Shares is convertible (in relation to other securities owned by the Holder of Series A Shares together with any Affiliates and Attribution Parties) and of which Conversion Amount of Series A Shares is convertible shall be in the sole discretion of the Holder of Series A Shares. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 6(c), in determining the number of outstanding shares of Common Stock, holders of Series A Shares may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (A) the Corporation’s most recent periodic or annual report filed with the U.S. Securities and Exchange Commission, as the case may be, (B) a more recent public announcement by the Corporation, or (C) a more recent written notice by the Corporation or the Corporation’s transfer agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request of a holder of Series A Shares, the Corporation shall within one Trading Day confirm orally and in writing to such holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including Series A Shares, by the holder or its Affiliates since the date as of which such number of outstanding shares of Common Stock was reported. The “Beneficial Ownership Limitation” hereunder shall be 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon Conversion of Series A Shares held by the holder of Series A Shares. A holder of Series A Shares, upon notice to the Corporation, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 6(c) applicable to such holder, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon Conversion of Series A Shares held by the holder of Series A Shares and the Beneficial Ownership Limitation provisions of this Section 6(c) shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Corporation. The Beneficial Ownership Limitation provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 6(c) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation.

7. Certain Adjustments.

(a) Stock Dividends and Splits. If the Corporation, at any time while Series A Shares are outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation upon Conversion of Series A Shares), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (iv) issues by reclassification of shares of the Common Stock any shares of capital stock of the Corporation, then in each case the Conversion Price shall be multiplied by a fraction the numerator of which shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately after such event, and the number of shares issuable upon exercise of outstanding Series A Shares shall be proportionately adjusted such that the aggregate Conversion Price of such Series A Shares shall remain unchanged. Any adjustment made pursuant to this Section 7(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

(b) Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 7(a) above, if at any time the Corporation grants, issues or sells any Common Stock Equivalents or rights to purchase stock, warrants, securities or other property pro rata to all of the record holders of any class of shares of Common Stock (the “Purchase Rights”), then the holders of Series A Shares shall be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the holders of Series A Shares could have acquired if the holders had held the number of shares of Common Stock acquirable upon full Conversion of the outstanding Series A Shares (without regard to any limitations on Conversion, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that to the extent that a holder’s right to participate in any such Purchase Right would result in the holder exceeding the Beneficial Ownership Limitation, then the holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such shares of Common Stock as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the holder until such time, if ever, as its right thereto would not result in the holder exceeding the Beneficial Ownership Limitation). Notwithstanding the foregoing, no Purchase Rights will be made under this Section 7(b) in respect of an Exempt Issuance (as defined in the Purchase Agreement).

(c) Pro Rata Distributions. If the Corporation, at any time while Series A Shares are outstanding, shall distribute to all holders of Common Stock (and not to the holders of Series A Shares) evidences of its indebtedness or assets (including cash and cash dividends) or rights or warrants to subscribe for or purchase any security other than the Common Stock (which shall be subject to Section 7(b)), then in each such case the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the VWAP determined as of the record date mentioned above, and of which the numerator shall be such VWAP on such record date less the then per share fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of the Common Stock as determined by the Board of Directors in good faith. In either case the adjustments shall be described in a statement provided to the holders of Series A Shares of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

(d) Fundamental Transaction.

(i) If, at any time while Series A Shares are outstanding, the Corporation, directly or indirectly, in one or more related transactions engages in any Fundamental Transaction, then, upon any subsequent Conversion of Series A Shares, the holders thereof shall have the right to receive, for each Conversion Share that would have been issuable upon such Conversion prior to the occurrence of such Fundamental Transaction (without regard to any limitations on Conversion, including without limitation, the Beneficial Ownership Limitation), at the option of each holder the number of shares of Common Stock of the successor or acquiring corporation or of the Corporation, if it is the surviving corporation, and any additional consideration (“Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of shares of Common Stock for which such Series A Shares may be Converted immediately prior to such Fundamental Transaction (without regard to any limitations on Conversion, including without limitation, the Beneficial Ownership Limitation). For purposes of any such Conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Corporation shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the holders of Series A Shares shall be given the same choice as to the Alternate Consideration it receives upon any Conversion of Series A Shares following such Fundamental Transaction. The Corporation shall not effect a Fundamental Transaction unless it gives the holders of Series A Shares at least four (4) Trading Days prior notice together with sufficient details so the holders can make an informed decision as to the election to accept the Alternative Consideration. If a public announcement of the Fundamental Transaction has not been made, the notice to the holders of Series A Shares may not be given until the Corporation files a Form 8-K or other report disclosing the Fundamental Transaction.

(ii) If Section 7(d)(i) is not applicable, the Corporation shall cause any successor entity in a Fundamental Transaction in which the Corporation is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Corporation under this Certificate of Designations in accordance with the provisions of this Section 7(d)(ii) pursuant to written agreements in form and substance reasonably satisfactory to and approved by the holders of Series A Shares prior to such Fundamental Transaction and shall, at the option of the holders, deliver to the holders in exchange for Series A Shares securities of the Successor Entity evidenced by a written agreement or instrument substantially similar in substance (mutatis mutandis) to this Certificate of Designations and which is convertible into a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the shares of Common Stock acquirable and receivable upon full Conversion of the outstanding Series A Shares prior to such Fundamental Transaction (without regard to any limitations on Conversion, including without limitation, the Beneficial Ownership Limitation), and with a conversion price which applies the conversion price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Common Stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such conversion price being for the purpose of protecting the economic value of the Series A Preferred Stock immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the holders of Series A Shares. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Certificate of Designations referring to the “Corporation” shall refer instead to the Successor Entity (or its parent entity)), and may exercise every right and power of the Corporation and shall assume all of the obligations of the Corporation under this Certificate of Designations (mutatis mutandis) with the same effect as if such Successor Entity had been named as the “Corporation” herein.

(e) Anti-Dilution Provision. If the Company completes an Applicable Issuance, the Conversion Price shall be adjusted such that the new conversion price shall equal to (i) 400,000,000 divided by (ii) the sum of (A) 82,701,842 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock or Series A Preferred Stock) and (B) the number of shares of Common Stock or Common Stock Equivalents issued in the Applicable Issuance; provided that in no event shall the Conversion Price be increased. Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued. The Company shall notify the Holders in writing, no later than the Trading Day following the date of any Applicable Issuance (such notice, the “Dilutive Issuance Notice”). For the avoidance of doubt, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 7(e), upon the occurrence of any Dilutive Issuance, the Holders will be entitled to the adjustment to the Conversion Price, regardless of whether the Holder accurately refers to the Base Conversion Price in the Notice of Conversion. An “Applicable Issuance” shall mean (i) the issuance of more than 1,303,000 shares of Common Stock upon the conversion of outstanding convertible promissory notes issued to Kips Bay Select LP and Cyber One LTD pursuant to the securities purchase agreement dated November 21, 2023 or (ii) the issuance of warrants to a lender on or prior to December 31, 2024 pursuant to any credit arrangement.

(f) Calculations. All calculations under this Section 7 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 7, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) issued and outstanding.

(g) Notice to Holders.

(i) Adjustments to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 7, the Corporation shall promptly email to the holders of Series A Share a notice setting forth the Conversion Price after such adjustment and any resulting adjustment to the number of Conversion Shares and setting forth a brief statement of the facts requiring such adjustment.

(ii) Notice to Allow Conversion by Holders. If (A) the Corporation shall declare a dividend (or any other distribution in whatever form) on the Common Stock, (B) the Corporation shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock, (C) the Corporation shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Corporation shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Corporation is a party, any sale or transfer of all or substantially all of the assets of the Corporation, or any compulsory share exchange whereby the Common Stock is converted into other securities, or (E) the Corporation shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, then, in each case, the Corporation shall deliver to the holders of Series A Shares at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating: (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to email such notice or any defect therein or in the emailing thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Corporation or any of the subsidiaries (as determined in good faith by the Board of Directors), the Corporation shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K. Holders of Series A Shares shall remain entitled to effect a Conversion of their Series A Shares during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

8. Voting Rights.

(a) In General. Holders of the Series A Preferred Stock will not have any voting rights, except as set forth in this Section 8 or as otherwise required by law. On each matter on which holders of Series A Preferred Stock are entitled to vote, each share of Series A Preferred Stock will be entitled to one vote, except that when shares of any one or more other classes or series of Preferred Stock have the right to vote with the Series A Preferred Stock as a single class on any matter, the Series A Preferred Stock and the shares of each such other class or series of Preferred Stock shall have one (1) vote for each $25.00 of (x) Liquidation Preference (in the case of the Series A Preferred Stock) and liquidation preference (excluding accumulated dividends) (in the cases of such other class or series).

(b) Protective Provisions. So long as any Series A Shares are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote (given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class) of the holders of at least 50.1% of the Series A Shares outstanding at the time, voting together as a class with all other classes or series of Preferred Stock that has the right to vote with the Series A Preferred Stock as a single class on such matter(s):

(i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any of the authorized capital stock of the Corporation into such shares; or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares;

(ii) amend, alter, repeal or replace the Certificate of Incorporation, including by way of merger, consolidation or otherwise, in which the Corporation may or may not be the surviving entity, so as to materially and adversely affect and deprive holders of Series A Preferred Stock of any right, preference, privilege or voting power of the Series A Preferred Stock. An increase in the amount of the authorized Preferred Stock, including the Series A Preferred Stock, or the creation or issuance of any additional Series A Preferred Stock or other class or series of Preferred Stock of the Corporation, or any increase in the amount of authorized shares of such class and series, in each case ranking on a parity with or junior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers;

(iii) amend, alter, repeal or replace the Certificate of Designations, or otherwise alter the rights, powers or privileges of the Series A Preferred Stock set forth in Certificate of Designations or Bylaws of the Corporation as then in effect, in a way that materially and adversely affects the Series A Preferred Stock or the holder(s) thereof;

(iv) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement); or

(v) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock (excluding payments in kind of additional shares of such securities).

9. Information Rights. During any period in which the Corporation is not subject to Section 13 or 15(d) of the Exchange Act and any Series A Shares are outstanding, the Corporation will use its best efforts to: (i) transmit by mail (or other permissible means under the Exchange Act) to all holders of Series A Shares, as their names and addresses appear on the record books of the Corporation and without cost to such holders, copies of the annual reports and quarterly reports providing the financial information that the Corporation would have been required to file with the U.S. Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Exchange Act if it were subject thereto (other than any exhibits that would have been required); and (ii) promptly, upon request, supply copies of such reports to any holders or prospective holder of Series A Shares. The Corporation will use its best efforts to mail (or otherwise provide) the information to the holders of the Series A Shares within 15 days after the respective dates by which a periodic report on Form 10-K or Form 10-Q, as the case may be, in respect of such information would have been required to be filed with the U.S. Securities and Exchange Commission, if the Corporation were subject to Section 13 or 15(d) of the Exchange Act, in each case, based on the dates on which the Corporation would be required to file such periodic reports if it were a “non-accelerated filer” within the meaning of the Exchange Act.

10. Definitions. For the purposes hereof, in addition to the terms defined elsewhere in this Certificate of Designations: (a) capitalized terms not otherwise defined herein shall have the meanings set forth in the Purchase Agreement, and (b) the following terms shall have the following meanings:

“Affiliate” of any Person means any other Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with such first Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Alternate Consideration” shall have the meaning set forth in Section 7(d)(i).

“Attribution Parties” has the meaning set forth in Section 6(c).

“Beneficial Ownership Limitation” has the meaning set forth in Section 6(c).

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York are generally are open for use by customers on such day.

“Common Stock Equivalent” means any convertible security or warrant, option or other right to subscribe for or purchase any additional shares of Common Stock (or any such convertible security, warrant or other right).

“Common Stock Uplisting” means the listing for and commencement of trading of the Common Stock on a Trading Market, whether or not in conjunction with a public offering of Common Stock or other securities of the Corporation.

“Conversion” means a conversion of Series A Shares accepted by the Corporation in accordance with Section 6(a).

“Conversion Amount” means, in the case of any Conversion by any holder of Series A Shares, the Liquidation Preference of the Series A Shares to be converted as requested by the holder in its applicable Conversion Notice and accepted by the Corporation in its applicable Conversion Acceptance/Rejection Notice (as such terms are defined in Section 6(a)).

“Conversion Date” means effective date of any Conversion of Series A Shares.

“Conversion Price” means $4.84, subject to adjustment herein. In the event the closing price of the Common Stock closes on the Common Stock Uplisting Conversion Date at a price below the Conversion Price, the Conversion Price shall be reduced to equal the closing price of the Common Stock on the Common Stock Uplisting Conversion Date. Notwithstanding the forgoing or any other provision of this Certificate of Designation, the Conversion Price shall be no less than $3.02 per share.

“Conversion Shares” means, with respect to any Conversion of Series A Shares (in whole or in part), a number of shares of Common Stock equal to the quotient (rounded upon to the nearest whole share) obtained by dividing (x) the Conversion Amount of such Conversion by (y) the Conversion Price then in effect.

“Dividend Payment Date” means, so long as any Series A Shares are outstanding, each anniversary of the Original Issue Date.

“Dividend Record Date” means, with respect to each Dividend Payment Date, the close of business on the Business Day immediately preceding such Dividend Payment Date.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Fundamental Transaction” the Corporation, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Corporation with or into another Person, (ii) the Corporation, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (iv) the Corporation, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, or (v) the Corporation, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination).

“Liquidation Preference” of the Series A Preferred Stock means the sum of: (1) $1,000.00 per whole Series A Share, plus (2) an amount equal to any accrued but unpaid dividends to (but not including) the date of payment or Conversion (as applicable), plus (3) all liquidated damages due under or in respect of Series A Shares, if any.

“Original Issue Date” means the date of the first issuance of Series A Shares, regardless of any transfers and regardless of the number of stock certificates which may be issued representing such Series A Shares.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Purchase Agreement” means the Securities Purchase Agreement, dated as of August 8, 2024 by and among the Corporation and the original holders of Series A Shares, as amended, modified, or supplemented from time to time in accordance with its terms.

“Required Minimum” means, as of any date, 200% of the maximum aggregate number of shares of Common Stock then potentially issuable upon full Conversion of all Series A Shares (including those issued or potentially issuable as PIK Dividends), ignoring any conversion or exercise limits set forth therein.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share Delivery Date” shall have the meaning set forth in Section 6(b)(ii).

“Successor Entity” shall have the meaning set forth in Section 7(d)(ii).

“Trading Day” means any day on which the Trading Market of the Common Stock is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market, the New York Stock Exchange, NYSE Amex or any other National Securities Exchange (as defined in the Exchange Act) (or any successors to any of the foregoing).

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Stock for the three (3) Trading Days immediately prior to such date (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)) (or a similar organization or agency succeeding to its functions of reporting prices), (b) if the Common Stock is not then listed or quoted for trading on a Trading Market, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Stock is not then listed or quoted for trading on a Trading Market, OTCQB or OTCQX and if prices for the Common Stock are then reported in the "Pink Sheets" published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported, or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by an independent appraiser selected in good faith by the Holder and reasonably acceptable to the Corporation, the fees and expenses of which shall be paid by the Corporation.

11. Transfer of Series A Shares. A holder may transfer some or all of its Series A Shares without the consent of the Corporation subject to compliance with applicable securities laws.

12. Book Entry. If the Corporation issues any Series A Shares in book entry format, all provisions of this Certificate of Designations as to delivery of Series A Share stock certificates shall be disregarded, and the Corporation and its transfer agent shall make entries in the stock transfer records in connection with conversions and transfers, as appropriate.

13. Governing Law; Exclusive Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designations shall be governed by and construed and enforced in accordance with the internal laws of the State of Nevada, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Certificate of Designations (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be instituted in the Court of Chancery of the State of Nevada (or, if the Court of Chancery of the State of Nevada declines to accept jurisdiction over a particular matter, any federal court within the State of Nevada, or, if no federal court in the State of Nevada accepts jurisdiction, any state court within the State of Nevada). Each party hereto irrevocably submits to the exclusive jurisdiction of such courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of this Certificate of Designations), and hereby irrevocably waives, and agrees not to assert in any action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. The Corporation and each holder of Series A Shares hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Certificate of Designations or the transactions contemplated hereby.

14. Severability. If any provision of this Certificate of Designations is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Certificate of Designations so long as this Certificate of Designations as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

15. Amendment. This Certificate of Designations or any provision hereof may be modified or amended, or the provisions hereof waived with the written consent of the Corporation and the holders of at least 50.1%of the outstanding Series A Shares at the time of the waiver. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

16. Headings. The headings contained in this Certificate of Designations are for convenience only, do not constitute a part of the Series A Shares and shall not be deemed to limit or affect any of the provisions hereof.

[Signature page follows.]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations to be signed in its name and on its behalf on this 8th day of August 2024.

CYBER APP SOLUTIONS CORP.

By:	/s/ Steven Looper
Name:	Steven Looper
Title:	Chief Executive Officer

[Signature Page to Certificate of Designations]